June 07, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform you that the United States Food & Drug Administration (USFDA) today completed a GMP inspection at our API manufacturing facility (CTO-6) in Srikakulam, Andhra Pradesh. The inspection was conducted from May 30, 2024 to June 7, 2024. We have been issued a Form 483 with four observations, which we will address within the stipulated timeline.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR